EXHIBIT 99.1

AMARC 2022 A TRANSFORMATIVE YEAR AND CORPORATE OUTLOOK

Significant Programs & Strategic Partnerships: A testament to the high quality of our BC Cu-Au Districts

January 17, 2023 - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR) (OTCQB: AXREF) is pleased to provide this summary of its major achievements and milestones over the last twelve months, as we look towards another highly active exploration year progressing our JOY, DUKE and IKE Districts. In 2022, we successfully expanded the opportunities for development within our portfolio of copper-gold districts, added further depth and breadth to our exploration and management team and engaged a communication group, enhancing our ability to provide effective and timely information to shareholders and the market.

Advancing our portfolio of porphyry copper-gold districts

Amarc and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) made considerable progress at the JOY District (“JOY”), completing a second comprehensive program with a substantial drilling component in 2022. In November, Amarc and Boliden Mineral Canada Ltd. (“Boliden”) completed an agreement on the DUKE District (“DUKE”), and initiated drilling at DUKE before year end. Freeport at JOY and Boliden at DUKE can earn up to a 70% interest in the districts by funding CDN$110 million and CDN$90 million of staged earn-in expenditures, respectively. At both JOY and DUKE we are the Operator, which is a positive reflection on our team’s operational abilities and high standards across all aspects of exploration and development.

We believe that these strategic earn-in agreements are a testament to the high quality of our project portfolio, located in British Columbia - a premier mining jurisdiction, and its attractiveness to major mining companies. The investments made through these agreements will be important catalysts to the advancement of exploration and development of our projects, while being non-share dilutive, and will further the growth of the Company. In addition, the fully-funded, ongoing exploration activities at the JOY and DUKE Districts will provide a significant flow of results in 2023.

JOY District

Leading into 2022, Amarc revealed expansions of the PINE Deposit laterally and to depth through a comprehensive CDN$5.94 million Freeport-funded program in the JOY Copper-Gold District in 2021. Notably, the three long core holes completed at the PINE Deposit in 2021 intercepted some of the highest grades over the longest intervals encountered to date (March 7, 2022 release). This program also confirmed the potential for additional, large-scale, porphyry copper-gold deposits in the District.

In 2022, we operated a significant exploration program that included core drilling, designed to target additional extensions to the known mineralization at the PINE Deposit and initially test the more advanced deposit-scale copper-gold targets clustered across the JOY District. Geological mapping, geochemical sampling and geophysical ground surveying was also completed to better define existing and also new copper-gold targets within the District in preparation for current and future drilling. As work progressed, the drilling component of the program was significantly expanded with three drill rigs active; all told, some 15,427 m was completed in 37 drill holes. In line with increased activities, the initial exploration budget was also significantly expanded to approximately CDN$14 million. Although we experienced significant processing delays at the laboratory in 2022, assays are now being received and we look forward to releasing assay results over the coming weeks.

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DUKE District

In late November, we announced an earn-in agreement with Boliden Mineral Canada Ltd., a wholly-owned subsidiary of the Boliden Group, for our 100% owned DUKE Copper-Gold District and immediately commenced a drill program focused on delineating the size of the DUKE Deposit, that will continue into this year. The DUKE District’s excellent infrastructure enables the Company to drill year-round. In addition to the drilling at DUKE Deposit, ground geophysical and other surveys are planned as part of a comprehensive program to advance both the DUKE Deposit and prioritized porphyry copper deposit targets for drill testing. To the end of 2023, Boliden is to fund CDN$10 million of which CDN$5 million are committed expenditures.

Amarc also continues to focus on plans to advance the IKE District, which includes the higher grade copper-gold Empress Deposit and the IKE Deposit - a porphyry copper-silver-molybdenum discovery, and our other copper-gold porphyry projects in British Columbia.

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Building our management team for the long term

Early in 2022, Amarc strengthened our experienced management team with the appointment of Dr. Roy Greig, P.Geo., as the Company’s new Vice President, Exploration. The appointment of Dr. Greig enhances Amarc’s leadership team for the longer term and reinforces the Company’s existing relationship with C.J. Greig & Associates, one of Canada’s premier minerals exploration and discovery groups. C.J. Greig & Associates will be assisting with Amarc’s initiatives to explore and develop our porphyry copper-gold districts in BC.

Outlook

Copper has typically been recognized as an important economic indicator. This was reflected in its performance in 2022, particularly in the latter half of the year when prices dropped as global economic growth slowed as a result of factors such as “tighter U.S. monetary policy, the energy crisis arising from Russia’s war in Ukraine and China’s combination of strict Covid-19 lockdowns and a weak property market”; however, the influential Wall Street Bankers Goldman Sachs and Bank of America expect copper prices to recover in 2023 as China opens up and supplies tighteni.

And the outlook for copper is positive over the longer term as the green transition gains momentum. A growing number of countries have set net zero policies with aggressive goals. Canada has acknowledged the key part that copper plays in the generation, transportation and transmission of energy by including copper in its critical minerals strategyii. The United States is making massive public and private investmentsiii in renewable power, EVs, charging stations and other electrification technologies that are heavily reliant on copper, and has announced its intent to work with Canada to secure a reliable supply chain to meet its policy goalsiv. The influence is already being felt: “…collated data on demand growth rates from sectors linked to net-zero policies indicated an expansion in copper consumption of 4.5% year-on-year out to 2030…in contrast to demand growth …[of] 2.1% over the past two decades,” noted Bank of America analyst Michael Widmerv.

Expert studies such as The Future of Copper by S&P Global show the world needs to find and develop more deposits of copper[vi] - and soon. We believe that Amarc is ideally positioned to do so. British Columbia is the heartland of Canada’s copper production. With two agreements with major producers, it is clear that our district scale projects are being noticed. The fundamentals of the copper market over the long term are highly positive. The stage is set for an exciting 2023!

A collaborative effort

The planning and successful execution of productive programs is dependent on the ongoing efforts of the members of Amarc’s team inclusive of our partners, consultants and contractors and, in particular, on the willingness of Indigenous groups, local governments and stakeholders to work collaboratively with us. We extend our thanks to all of you. We would also like to acknowledge our shareholders for their continued support that contributes to the success of the Company.

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About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

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Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Dr. Roy Greig, P.Geo., a Qualified Person as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the Duke Project contained in this news release. Dr. Greig is Amarc’s Vice President, Exploration.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

i https://www.cnbc.com/2022/12/13/copper-prices-traditionally-a-barometer-for-the-global-economy-are-expected-to-soar-next-year.html

ii https://www.canada.ca/en/campaign/critical-minerals-in-canada/canadian-critical-minerals-strategy.html

iii https://www.whitehouse.gov/briefing-room/statements-releases/2021/08/02/updated-fact-sheet-bipartisan-infrastructure-investment-and-jobs-act/

iv https://www.iea.org/policies/16060-canada-us-joint-action-plan-on-critical-minerals-collaboration

v See endnote 1

vi https://ihsmarkit.com/Info/0722/futureofcopper.html

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